SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13G/A

                   Under the Securities Exchange Act of 1934
                               (Amendment No.1)*

                       Cotton Valley Resources Corporation
                                (Name of Issuer)

                             Common Stock, No Par Value
                           (Title of Class of Securities)

                                     221905102
                                  (CUSIP Number)

                                 December 31, 1999
            (Date of Event Which Requires Filing of this Statement)

     Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

     / /  Rule 13d-1(b)
     /X/  Rule 13d-1(c)
     / /  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


ursuant to Rule 13d-2(a) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned hereby amend their schedule 13G statement dated March 11, 1999 (the "Schedule 13G") relating to the shares of common stock of Cotton Valley Resources Corporation (the "Issuer"). Unless otherwise indicated, all defined terms used herein shall have the same meanings as those set forth in the Schedule 13G.

Item 5.  Ownership of Five Percent or Less of a Class.

     Item 5 is hereby amended and restated in its entirety as follows:

     The Reporting Persons have ceased to be the beneficial owners of five percent or more of the Stock.

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     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     DATED:     February 2, 2000


                              HBK INVESTMENTS L.P.


                              By:  /s/ Kevin O'Neal
                                   Kevin O'Neal
                                   Authorized Signatory (1)



                              WESTOVER INVESTMENTS L.P.


By:  /s/ Kevin O'Neal
                                   Kevin O'Neal
                                   Authorized Signatory(2)


(1) An Authorization Certificate authorizing Kevin O'Neal to act on behalf of HBK Investments L.P. was previously filed.

(2) An Authorization Certificate authorizing Kevin O'Neal to act on behalf of Westover Investments L.P. is filed herewith as Exhibit A.

                           WESTOVER INVESTMENTS L.P.

                           AUTHORIZATION CERTIFICATE

     Reference is made to that certain Amended and Restated Agreement of Limited Partnership, as amended (the "Agreement), of HBK Westover Investments L.P.,a Delaware limited partnership(the "Partnership"). All capitalized terms which are not defined herein shall have the meanings set forth in the Agreement.

     The undersigned, being the sole General Partner of the Partnership, pursuant to Section 8 of the Agreement, does hereby authorize Harlan B. Korenvaes, Kenneth M. Hirsh, Laurence H. Lebowitz, William E. Rose, Richard
L. Booth, Jr., David C. Haley, Jamiel A. Akhtar, H. Michael Reese and Kevin O'Neal to act for and on behalf of the Partnership and to execute such documents, make such filings, seek such approvals and take such actions as may be necessary or advisable in order to carry out the purposes of the Partnership.

     IN WITNESS WHEREOF, the undersigned has executed this Authorization Certificate as of the 2nd day of February 2000.


                            GENERAL PARTNER

                            HBK Master Fund L.P.,
                            a Cayman Islands limited partnership

                            By:  HBK Fund L.P.,
                                 Managing General Partner

                            By:  HBK Capital L.P.,
                                 a Delaware limited partnership,
                                 its sole general partner

                                 By:  HBK Partners I L.P.,
                                      a Delaware limited partnership,
                                      its sole general partner


                                      By:  HBK Management LLC,
                                           a Delaware limited liability
                                           company, its sole general partner


                                           By:  /s/ Harlan B. Korenvaes
                                                Harlan B. Korenvaes
                                                Authorized Signatory